August 19, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Michael Purcell, Attorney Adviser

Karina Dorin, Staff Attorney

Re:	Hawaiian Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed on February 10, 2022

File No. 001-31443

Dear Mr. Purcell and Ms. Dorin:

Hawaiian Holdings, Inc. (“we” or “our” ) submits this letter in response to the comments contained in the letter dated July 13, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing. The comments contained in the Comment Letter are repeated in bold italics before our responses below.

Form 10-K filed on February 10, 2022

General

1.

We note that you provided more expansive disclosure in your Corporate Kuleana 2022 Annual Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Corporate Kuleana 2022 Annual Sustainability Report.

Company Response:

We acknowledge the Staff’s observation that we provided more expansive disclosure in our Corporate Kuleana 2022 Annual Sustainability Report (the “2022 Kuleana Report”) than we provided in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), as it relates to climate-related matters. The 2022 Kuleana Report is designed to reach a broader audience than our shareholders and the investing public. The 2022 Kuleana Report acknowledges the value that our various stakeholders—our employees, guests, residents of the Hawaiian Islands, stockholders, and others—provide to us and seeks to provide insight and transparency into topics we believe these stakeholders are interested in. In doing so, we voluntarily provide disclosure beyond information considered material for disclosure to stockholders and the investing public under the securities laws.

U.S. Securities and Exchange Commission

August 19, 2022

We respectfully advise the Staff that we believe that the disclosure contained in the Form 10-K satisfies the requirements of Regulation S-K. In preparing the Form 10-K, we assessed the materiality of climate-related disclosures and included discussion of the impact of laws and regulations concerning environmental matters (see page 10 of the Form 10-K), risks associated with the potential adverse impacts on our reputation or brand image for failing to manage our impact on the environment or climate change (see page 22 of the Form 10-K), and risks associated with the potential impact of further regulations related to climate change or severe weather events (see pages 24 and 25 of the Form 10-K). At the time of the filing of the Form 10-K, we reviewed the applicable disclosure standards and reasonably determined that climate-related items had not had a material effect on our business, financial condition or results of operations. As a result, we reasonably determined that additional disclosure was not required to be included in the Form 10-K. Moreover, we provide additional information in the 2022 Kuleana Report, not because of its materiality, but rather, to demonstrate our commitment to climate action and the environment and to provide further insight into our related undertakings. We expect to continue to provide additional information to our stakeholders about climate change and other environmental, social and governance matters, in various forms of public disclosure, including future annual sustainability reports.

Risk Factors, page 11

2.

Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks or technological changes.

Company Response:

We respectfully advise the Staff that we have disclosed the material effects of transition risks related to climate change that may affect our business, financial condition, and results of operations in the Form 10-K. We disclosed risks related to the potential adverse impacts on our reputation or brand image for failing to manage our impact on the environment or climate change (see page 22 of the Form 10-K) and potential changes to laws and regulations related to climate change both in the United States and internationally (see pages 24 and 25 of the Form 10-K).

When preparing the Form 10-K, we followed our standard procedures, which include evaluating current risks that may affect our business, financial condition, and results of operations and identifying any potential new risks. This process includes reviewing information provided by our business and legal departments, reviewing industry-specific risks, and discussion and analysis of the foregoing amongst the teams responsible for the accuracy and completeness of our filings. The goal of this process is to identify our relevant risks, which are then evaluated for required disclosure in light of their materiality based on applicable disclosure requirements. At the time of the filing of the 10-K, we reviewed relevant transition risks in the context of applicable disclosure standards and determined there were no additional material effects of transition risks related to climate change to disclose, and, as a result, no additional disclosures were added to the Form 10-K.

3.

We note your disclosure on page 25 regarding litigation and regulatory proceedings. Please disclose any material litigation risks related to climate change and explain the potential impact to the company.

Company Response:

We respectfully advise the Staff that, at the time of the filing of the Form10-K, we had not identified any material litigation risks related to climate change. We regularly review pending and threatened litigation in connection with our evaluation of our disclosure requirements with respect to our filings. We also track material risks to our business, including potential litigation risks. While we are subject to legal proceedings arising out of the ordinary course of operations, we do not currently have any pending or threatened climate-related litigation and do not anticipate that the disposition of any currently pending proceeding will have a material effect on our operations, business or financial condition.

U.S. Securities and Exchange Commission

August 19, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.

We note page 12 of your Corporate Kuleana 2022 Annual Sustainability Report indicates that you engage with airframe and aircraft engine manufacturers to evaluate new low-carbon technologies. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects or tell us why you believe they are not material. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

Company Response:

We respectfully advise the Staff that, at the time of the filing of the Form 10-K, we had not identified material past or anticipated future capital expenditures for climate-related projects. We disclosed that our capital expenditures were primarily related to the purchase of aircraft, fleet modifications, and general technology enhancements (see page 44 of the Form 10-K). Capital expenditures for climate-related projects were less than 1% of our total capital expenditure during 2021, 2020, and 2019, respectively. We also reviewed the applicable disclosure standards while preparing the Form 10-K, and, as a result, we reasonably determined that the specific impact of climate-related technology enhancements or other projects was not material and no specific disclosure of climate-related projects was included in the Form 10-K.

As we look to the future, we continue to expand our sustainability investments and evaluate such investments in light of our disclosure obligations. For example, we recently announced our partnership with Par Hawaii, LLC, an affiliate of Hawai‘i’s largest supplier of energy products, to study the commercial viability of sustainable aviation fuels produced in Hawai‘i. Although capital expenditures related to this and other climate-related projects are not currently known or estimable, we continue to monitor these on an individual and aggregate basis, and if they become material, we will disclose such capital expenditures in our future filings, as appropriate.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for services that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions; and

•	increased demand for generation and transmission of energy from alternative energy sources.

U.S. Securities and Exchange Commission

August 19, 2022

Company Response:

We respectfully advise the Staff that, at the time of the filing of the Form 10-K, we had not identified any material indirect consequences of climate-related regulation or business trends. We disclosed the potential risks of such regulation or business trends in the Form 10-K (see pages 22, 24, and 25 of the Form 10-K), but we had not as yet experienced such material impacts. As a result, no specific disclosure of the indirect consequences of climate-related regulation or business trends was included in the Form 10-K.

6.

We note your disclosure on page 22 of your Corporate Kuleana 2022 Annual Sustainability Report regarding physical risks relating to climate change and your disclosure on page 24 of your Form 10-K which references the physical effects of climate change. If material, discuss in greater detail the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, and extreme fires;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Company Response:

We respectfully advise the Staff that we disclosed the potential risks of physical effects of climate change in the Form 10-K (see page 24 of the Form 10-K), but we had not as yet experienced material physical effects of climate change. The costs associated with the physical effects of climate change were less than 1% of our total capital expenditure during 2021, 2020, and 2019, respectively. We also reviewed the applicable disclosure standards while preparing the Form 10-K and, as a result, we reasonably determined that because we had not experienced any material physical effects of climate change, no specific disclosure of the physical effects of climate change was required in the Form 10-K.

7.

We note your disclosure on pages 24 and 25 regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

Company Response:

We respectfully advise the Staff that, at the time of the filing of the Form 10-K, our climate-related compliance costs were less than 1% of our total capital expenditure during 2021, 2020, and 2019, respectively. These costs related to compliance with environmental laws and regulations. For example, we incurred costs for (i) monitoring our international emissions in order to determine subsequent carbon offsetting requirements, in compliance with the Carbon Offsetting and Reduction Scheme for International Aviation, (ii) exploring sustainable aviation fuel sourcing, both in Hawai‘i and on the U.S. mainland, and (iii) the modernization of our existing buildings and office spaces to make them more energy efficient. We note that none of our compliance costs were related to violations of relevant environmental laws and regulations and we further note that our compliance costs are immaterial for the periods covered by the Form 10-K. Additionally, we do not currently expect any material increase to the amounts expected to be incurred in future periods.

U.S. Securities and Exchange Commission

August 19, 2022

8.

If material, please discuss any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Company Response:

We respectfully advise the Staff that, at the time of the filing of the Form 10-K, we had not identified any material effects due to the purchase or sale of carbon credits or offsets. We disclosed risks of climate-related regulation potentially causing us to purchase carbon credits or offsets, and potentially resulting in increased operational costs (see page 24 of the Form 10-K), but we had not identified any such effects for inclusion in the Form 10-K. We contributed less than 1% of our total operating expenses to study the feasibility of developing the first private forest carbon inventory intended for the carbon offset market in Hawai‘i in 2019. At the time of the filing of the Form 10-K, the Company had not purchased or sold any carbon credits or offsets. We also reviewed the applicable disclosure standards while preparing the Form 10-K, and determined that there were no material effects due to the purchase or sale of carbon credits or offsets. As a result, no specific disclosure of any purchases or sales of carbon credits or offsets was included in the Form 10-K.

In April 2022, we launched a new program in partnership with Conservation International to match all carbon offsets purchased by our guests during the month of April in recognition of Earth Day. We have also committed to offsetting the carbon impact of all future employee business travel on our flights.

We acknowledge our obligation to continuously evaluate the materiality of climate-related matters, including, but not limited to the topics covered in this response to the Comment Letter, and the impact of such climate-related matters on our business, financial condition, and results of operations. In compliance with our disclosure obligations, we will make disclosures related thereto in our future filings, as appropriate.

* * * * *

U.S. Securities and Exchange Commission

August 19, 2022

We request that the Staff contact the undersigned at (808) 835-3700 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3223 to confirm that the Staff has no further comments or in the alternative, with any questions or comments regarding this letter. We thank you for your consideration of our response.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Aaron J. Alter
Aaron J. Alter
Chief Legal Officer

cc:	Peter R. Ingram, President and Chief Executive Officer

Shannon Okinaka, Chief Financial Officer

Joanne Lee, Deputy General Counsel

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.